                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.   20549


                        -------------------------


                                FORM 11-K


           X   Annual Report Pursuant to Section 15(d) of the
          ---  Securities Exchange Act of 1934 (Fee Required)

                                   or

               Transition Report Pursuant to Section 15(d) of
          ---  the Securities Exchange Act of 1934(no fee required)
               for the transition period from         to         .
                                             ---------  ----------

               For the fiscal year ended December 31, 1998

                      Commission file number 0-3021


                     ------------------------------


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL MINNESOTA   55102

            (Full title of the Plan and address of the Plan)

                     ------------------------------


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL, MINNESOTA   55102

                (Name and address of principal executive offices of the issuer of the securities)

                     -------------------------------

                          REQUIRED INFORMATION
                          --------------------


The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.


Financial Statements and Schedules                           Page
----------------------------------                           ----

Independent Auditors' Report . . . . .  . . . . . .           3

Statements of Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . .           4

Statements of Changes in Net Assets
  Available for Plan Benefits With Fund Information          5-6

Notes to Financial Statements . . . . . . . . . . .          7-16

Item 27a-Schedule of Assets Held for Investment Purposes     17

Item 27b-Schedule of Loans or Fixed Income Obligations       18

Item 27d-Schedule of Reportable Transactions . . . .         19

                      INDEPENDENT AUDITORS' REPORT
                     ------------------------------

     The Plan Administrative Committee and Plan Participants
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan as of December 31, 1998 and 1997, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG PEAT MARWICK LLP
                                            ---------------------
                                            KPMG PEAT MARWICK LLP

     Minneapolis, Minnesota
     June 18, 1999

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

          Statements of Net Assets Available for Plan Benefits

                       December 31, 1998 and 1997


                                              1998           1997
                                          ------------   ------------

Assets:
  Investments:
    Common stock of The St.Paul
      Companies, Inc.                     $ 68,022,546*  $ 77,304,516*
    Fidelity U.S. Bond Index Fund           88,915,578*    76,124,483*
    Fidelity Puritan Fund                   57,382,686*             -
    Fidelity U.S. Equity Index Pool        102,075,127*    85,299,219*
    Fidelity Blue Chip Growth Fund         109,561,232*             -
    Fidelity Diversified International
      Fund                                  12,265,902     10,260,486
    Fidelity Retirement Money Market
      Portfolio                             17,173,757              -
    Fidelity Equity-Income Fund              4,813,091              -
    Franklin Small Cap Growth Fund I         4,951,288              -
    Neuberger & Berman Genesis Fund          3,784,222              -
    Participant loans                       19,477,531     21,241,171*
    Short-term investments                     833,735      6,477,158
                                          ------------   ------------

        Total investments                  489,256,695    276,707,033

  Receivables:
    Open investment transactions                     -    161,780,334
    Accrued dividends                          487,492        442,967
                                          ------------   ------------
        Total assets                       489,744,187    438,930,334
                                          ------------   ------------

Liabilities:
  Cash overdraft                                     -      6,443,772
  Forfeitures and other                        237,247        136,239
                                          ------------   ------------
        Total liabilities                      237,247      6,580,011
                                          ------------   ------------


Net assets available for plan benefits    $489,506,940   $432,350,323
                                          ============   ============

*Investment represents 5 percent or more of the Plan's net assets available for plan benefits.

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1998

                            Company Stock      Income      Balanced    Diversified    Aggressive
                                Fund            Fund         Fund         Fund           Fund
                            -------------     --------     --------    -----------    ----------
Contributions:
   Participating companies
     (salary conversion)       $3,700,168   $2,942,318   $2,847,635      4,728,295    $6,359,696

Investment income:
   Interest                             -            -            -              -             -
   Dividends                    1,955,690    5,703,496    6,060,376              -     4,456,379
   Net appreciation
   (depreciation) in fair
   value of investments       (12,297,730)   1,849,209    2,209,242     23,711,648    23,669,569
                               ----------   ----------   ----------     ----------    ----------
    Total investment
      income (loss)           (10,342,040)   7,552,705    8,269,618     23,711,648    28,125,948

Transfers from other plans        561,731      160,078      274,660        660,745     1,186,950
                               ----------   ----------   ----------     ----------    ----------
     Total additions (loss)    (6,080,141)  10,655,101   11,391,913     29,100,688    35,672,594
                               ----------   ----------   ----------     ----------    ----------

Retirement and termination
 distribution benefits
  and withdrawals:
   Paid to participants
    in cash                     2,824,203    8,268,630    4,495,407      6,349,854     6,571,293
   Common stock distributed,
     at market value            1,098,336            -            -              -             -
   Forfeitures and other                -            -            -              -             -
                               ----------   ----------   ----------     ----------    ----------
     Total deductions           3,922,539    8,268,630    4,495,407      6,349,854     6,571,293
                               ----------   ----------   ----------     ----------    ----------

Net increase (decrease) prior
to interfund transfers        (10,002,680)   2,386,471    6,896,506     22,750,834    29,101,301

Interfund transfers               720,710   (3,087,931)  (2,592,041)    (5,974,926)   (2,015,736)
                               ----------   ----------   ----------     ----------    ----------
   Net increase (decrease)     (9,281,970)    (701,460)   4,304,465     16,775,908    27,085,565

Net assets available for plan
benefits:
   Beginning of year           77,304,516   89,617,038   53,078,221     85,299,219    82,475,667
                               ----------   ----------   ----------    -----------   -----------
   End of year                $68,022,546  $88,915,578  $57,382,686   $102,075,127  $109,561,232
                               ==========   ==========   ==========    ===========   ===========


                                                           Equity
                            International     Stable       Income         Growth        Growth
                                Fund           Fund         Fund          Fund I        Fund II
                            -------------   ----------   ----------     ----------    ----------
Contributions:
   Participating companies
     (salary conversion)       $1,314,560   $  777,184   $  887,192     $  989,417    $1,113,587

Investment income:
   Interest                             -      749,081            -              -             -
   Dividends                      463,727            -      191,275         68,880       118,603
   Net appreciation
    (depreciation) in fair
    value of investments          985,179            -     (120,958)      (436,198)     (424,019)
                               ----------   ----------   ----------     ----------    ----------
     Total investment income    1,448,906      749,081       70,317       (367,318)     (305,416)

Transfers from other plans        265,224      927,431      398,645        299,459       298,284
                               ----------   ----------   ----------     ----------    ----------
     Total additions            3,028,690    2,453,696    1,356,154        921,558     1,106,455
                               ----------   ----------   ----------     ----------    ----------

Retirement and termination
  distribution benefits
   and withdrawals:
   Paid to participants
    in cash                       774,038    2,661,614      126,497         45,884       174,710
   Common stock distributed,
     at market value                    -            -            -              -             -
   Forfeitures and other                -            -            -              -             -
                               ----------   ----------   ----------     ----------    ----------
     Total deductions             774,038    2,661,614      126,497         45,884       174,710
                               ----------   ----------   ----------     ----------    ----------

Net increase (decrease) prior
to interfund transfers          2,254,652     (207,918)   1,229,657        875,674       931,745

Interfund transfers              (249,236)   4,647,784    3,583,434      4,075,614     2,852,477
                               ----------   ----------   ----------     ----------    ----------
   Net increase (decrease)      2,005,416    4,439,866    4,813,091      4,951,288     3,784,222

Net assets available for plan
benefits:
   Beginning of year           10,260,486   12,733,891            -              -             -
                               ----------   ----------   ----------     ----------    ----------
   End of year                $12,265,902  $17,173,757   $4,813,091     $4,951,288    $3,784,222
                               ==========   ==========   ==========     ==========    ==========

                              Participant     Other
                                 Loans     Unallocated      Total
                              -----------  -----------    ---------
Contributions:
   Participating companies
     (salary conversion)       $        -    $       -  $25,660,052

Investment income:
   Interest                     1,734,670       55,259    2,539,010
   Dividends                            -            -   19,018,426
   Net appreciation
   (depreciation) in fair
    value of investments                -            -   39,145,942
                               ----------    ---------   ----------
     Total investment income    1,734,670       55,259   60,703,378

Transfers from other plans              -            -    5,033,207
                               ----------    ---------   ----------
     Total additions            1,734,670       55,259   91,396,637
                               ==========    =========   ==========

Retirement and termination
 distribution benefits
 and withdrawals:
   Paid to participants
     in cash                      759,302            -   33,051,432
   Common stock distributed,
     at market value                    -            -    1,098,336
   Forfeitures and other                -       90,252       90,252
                               ----------    ---------   ----------
     Total deductions             759,302       90,252   34,240,020
                               ----------    ---------   ----------

Net increase (decrease) prior
to interfund transfers            975,368      (34,993)  57,156,617

Interfund transfers            (2,739,008)     778,859            -
                               ----------    ---------   ----------
   Net increase (decrease)     (1,763,640)     743,866   57,156,617

Net assets available for plan
benefits:
   Beginning of year           21,241,171      340,114  432,350,323
                               ----------    ---------  -----------
   End of year                $19,477,531   $1,083,980 $489,506,940
                               ==========    =========  ===========

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1997

                            Company Stock     Income      Balanced    Diversified    Aggressive
                                Fund           Fund         Fund         Fund           Fund
                            -------------    ---------  -----------   -----------   ------------
Contributions:
  Participating companies
    (salary conversion)        $3,446,092   $3,731,233   $3,220,369     $5,160,674   $ 6,873,660

Investment income:
   Interest                             -    1,083,695            -              -             -
   Dividends                    1,807,480    5,066,967    5,938,398      1,939,735    16,927,772
   Net appreciation
   (depreciation) in fair
     value of investments      23,125,595      793,607    2,971,959     18,842,153    (1,148,067)
                               ----------   ----------   ----------     ----------    ----------
     Total investment income   24,933,075    6,944,269    8,910,357     20,781,888    15,779,705

Transfers from other plans        848,573      440,443      860,977      1,981,618     1,435,805
                               ----------   ----------   ----------     ----------    ----------
     Total additions           29,227,740   11,115,945   12,991,703     27,924,180    24,089,170
                               ==========   ==========   ==========     ==========    ==========

Retirement and termination
  distribution benefits
  and withdrawals:
   Paid to participants
    in cash                     7,389,952   13,931,963    5,659,897      7,115,187     8,409,268
   Common stock distributed,
     at market value              254,196            -            -              -             -
   Forfeitures and other                -            -            -              -             -
                               ----------   ----------   ----------     ----------    ----------
     Total deductions           7,644,148   13,931,963    5,659,897      7,115,187     8,409,268
                               ----------   ----------   ----------     ----------    ----------

Net increase (decrease) prior
to interfund transfers         21,583,592   (2,816,018)   7,331,806     20,808,993    15,679,902

Interfund transfers            (2,347,608) (10,340,112)   1,525,995      5,469,169      (142,359)
                               ----------   ----------   ----------     ----------    ----------
   Net increase (decrease)     19,235,984  (13,156,130)   8,857,801     26,278,162    15,537,543

Net assets available for plan
benefits:
   Beginning of year           58,068,532  102,773,168   44,220,420     59,021,057    66,938,124
                               ----------   ----------   ----------     ----------    ----------
   End of year                $77,304,516  $89,617,038  $53,078,221    $85,299,219   $82,475,667
                               ==========   ==========   ==========     ==========    ==========


                             International    Stable    Participant      Other
                                 Fund          Fund        Loans       Unallocated       Total
                             ------------   ----------  -----------    -----------     ---------
Contributions:
   Participating companies
     (salary conversion)       $1,218,142     $872,878      $     -       $     26   $24,523,074

Investment income:
   Interest                             -      746,369    1,719,233        191,040     3,740,337
   Dividends                      612,588            -            -              -    32,292,940
   Net appreciation
   (depreciation) in fair
    value of investments           (6,545)           -            -              -    44,578,702
                               ----------   ----------   ----------     ----------    ----------
     Total investment income      606,043      746,369    1,719,233        191,040    80,611,979

Transfers from other plans        519,976      547,076            -              -     6,634,468
                               ----------   ----------   ----------     ----------   -----------
     Total additions            2,344,161    2,166,323    1,719,233        191,066   111,769,521
                               ----------   ----------   ----------     ----------   -----------

Retirement and termination
  distribution benefits
  and withdrawals:
   Paid to participants
     in cash                    1,083,893    4,607,790    2,949,291              -    51,147,241
   Common stock distributed,
     at market value                    -            -            -              -       254,196
   Forfeitures and other                -            -            -        230,676       230,676
                               ----------   ----------   ----------     ----------    ----------
     Total deductions           1,083,893    4,607,790    2,949,291        230,676    51,632,113
                               ----------   ----------   ----------     ----------    ----------

Net increase (decrease) prior
to interfund transfers          1,260,268   (2,441,467)  (1,230,058)       (39,610)   60,137,408

Interfund transfers             1,250,301    4,806,624    1,276,220     (1,498,230)            -
                               ----------   ----------   ----------     ----------    ----------
   Net increase (decrease)      2,510,569    2,365,157       46,162     (1,537,840)   60,137,408

Net assets available for plan
benefits:
   Beginning of year            7,749,917   10,368,734   21,195,009      1,877,954   372,212,915
                               ----------   ----------   ----------     ----------   -----------
   End of year                $10,260,486  $12,733,891  $21,241,171     $  340,114  $432,350,323
                               ==========   ==========   ==========     ==========   ===========

See accompanying notes to financial statements.


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                      Notes to Financial Statements

                       December 31, 1998 and 1997

Note 1   Description of the Plan

         General Provisions
         ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (the Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (the Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company and St. Paul Reinsurance Management Corporation currently participate in the Plan. Minet Re North America, Inc., The Swett & Crawford Group, Inc., Minet Settlement Services, Inc. and Minet, Inc. each withdrew from the Plan effective May 16, 1997 pursuant to the sale of Minet Holdings, Inc. and its subsidiaries by the Company. The Company has appointed the Administrative Committee as the Plan administrator and the Benefit Plans Investment Committee to which the Company has delegated authority over the management and control of the assets of the Plan (including the designation of investment funds). State Street Bank and Trust Company was the trustee for the trust maintained in connection with the Plan until Jan. 1, 1998 when Fidelity Management Trust Company was appointed trustee.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for more complete information.

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, were eligible to participate on the Jan. 1 or July 1 following their employment date and effective Jan. 1, 1998 are eligible to participate immediately upon employment. Participants are 100% vested in their contributions and related earnings. Participants become vested in Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Nonvested Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset Company contributions or salary conversion contributions. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997

Note 1   Description of the Plan (continued)

         Contributions
         -------------

         Participants elect to have their employer make salary conversion (pretax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 10% of employees' annual base salary to an annual maximum of $10,000.

         Participating companies made matching contributions of 50 cents for every dollar of participant salary conversion contributions up to 6% of their base salary until June 30, 1990. Beginning July 1, 1990 the matching contributions to the Plan were replaced with contributions to The St. Paul Companies, Inc. Savings Plus Preferred Stock Ownership Plan.

         Employees who did not participate in the Company's stock ownership plan were eligible for a Company supplemental match contribution of $1.00 for every dollar of salary conversion contributions up to 6% of salary. The supplemental match contribution was made to the Plan annually after Dec. 31, for those participants employed on that date. Beginning Jan. 1, 1997 all eligible employees participated in the Company's stock ownership plan, and supplemental match contributions were discontinued.

         Investment Funds
         ----------------

         The Plan currently calls for the maintenance of ten separate investment funds as described below:

         Company Stock Fund
         ------------------
         The Company Stock Fund is to be invested in shares of common stock of The St.Paul Companies, Inc., up to a maximum of 10% of the Company's outstanding common stock.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Income Fund
         -----------
         The Income Fund is to be invested in an investment fund which invests in fixed income securities to earn a high level of current income while minimizing risk of principal.

         In 1994, the Plan administrator directed that new monies invested in the Income Fund and proceeds from maturing contracts of this fund be invested in the Fidelity Intermediate Bond Fund, a mutual fund which invests in investment-grade fixed income obligations of three- to ten-year maturities, managed by Fidelity Management and Research, Inc. On Dec. 31, 1997 the investment in the Fidelity Intermediate Bond Fund was sold and reinvested in the Fidelity U.S. Bond Index Fund, a mutual fund that invests in investment-grade debt securities which became the underlying investment for the Income Fund.

         Prior to 1994, the Income Fund invested in interest income contracts issued by banks or insurance companies. On Dec. 31, 1997 the final interest income contract matured and proceeds were invested in the Fidelity U.S. Bond Index Fund on Jan. 2, 1998.

         Balanced Fund
         -------------

         The Balanced Fund is to be invested in an investment fund which invests in common stock, corporate and government fixed income securities and cash equivalents.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Vanguard Wellesley Income Fund, a mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Balanced Fund. On Dec. 31, 1997 the investment in Vanguard Wellesley Income Fund was sold and reinvested on Jan. 2, 1998 in the Fidelity Puritan Fund, a mutual fund that invests in common stocks and bonds which became the underlying investment for the Balanced Fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Diversified Fund
         ----------------

         The Diversified Fund is to be invested in an investment fund which invests primarily in common stocks and attempts to match the investment performance of the Standard & Poor's 500
         Composite Stock Index (S&P 500).

         The Benefit Plans Investment Committee selected the Vanguard Institutional Index Fund, a common stock mutual fund of the Vanguard Group of Investment Companies, as the underlying investment for the Diversified Fund. On Dec. 31, 1997 the investment in the Vanguard Institutional Index Fund was sold and reinvested in the Fidelity U.S. Equity Index Pool, a commingled pool managed by Fidelity Management Trust Company that invests in the common stocks of the S&P 500, which became the underlying investment for the Diversified Fund.


         Aggressive Fund
         ---------------

         The Aggressive Fund is to be invested in an investment fund which invests in common stocks of companies that commonly are considered emerging or high growth corporations.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Twentieth Century Ultra Fund, a common stock mutual fund of Twentieth Century Investors, Inc. as the underlying investment for the Aggressive Fund. On Dec. 31, 1997 the investment in Twentieth Century Ultra Fund was sold and reinvested on Jan. 2, 1998 in the Fidelity Blue Chip Growth Fund, a mutual fund that invests in common stocks of established companies, which became the underlying investment for the Aggressive Fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         International Fund
         ------------------

         The International Fund is to be invested in an investment fund which invests in common stocks and fixed income securities of foreign companies.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Fidelity International Growth Fund, an international mutual fund managed by Fidelity Management and Research, Inc. as the underlying investment for the International Fund. On Dec. 31, 1997 the investment in Fidelity International Growth Fund was sold and reinvested in the Fidelity Diversified International Fund, a mutual fund that invests in international equity securities, which became the underlying investment for the International Fund.

         Stable Fund
         -----------

         The Stable Fund is to be invested in an investment fund which invests in money market instruments with one year or less maturities.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Vanguard Money Market Reserves Fund, a money market mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Stable Fund. On Dec. 31, 1997 the investment in Vanguard Money Market Reserves Fund was sold and reinvested on Jan. 2, 1998 in the Fidelity Retirement Money Market Portfolio, a money market mutual fund that invests in money market securities, which became the underlying investment for the Stable Fund.


         Equity-Income Fund
         ------------------

         The Equity-Income Fund, first available in 1998, is to be invested in an investment fund which invests in income securities.

         Effective Jan. 1, 1998, the Benefit Plans Investment Committee selected the Fidelity Equity-Income Fund, a mutual fund that invests in income-producing equity securities as the underlying investment for the Equity-Income Fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Growth Fund I
         -------------

         The Growth Fund I, first available in 1998, is to be invested in an investment fund which invests in common stock of small-cap companies.

         Effective Jan. 1, 1998, the Benefit Plans Investment Committee selected the Franklin Small Cap Growth Fund I, a mutual fund managed by Franklin Advisers, Inc., that invests in stocks of companies with market values less than $1 billion, as the underlying investment for the Growth Fund I.

         Growth Fund II
         --------------

         The Growth Fund II, first available in 1998, is to be invested in an investment fund which invests in common stocks of smaller-cap companies.

         Effective Jan. 1, 1998, the Benefit Plans Investment Committee selected the Neuberger & Berman Genesis Fund, a mutual fund managed by Neuberger & Berman Management, Inc. that invests in stocks of companies with market values less than $750 million, as the underlying investment for the Growth Fund II.


         Allocation
         ----------

         Participants may elect to have their participating Company salary conversion and Company supplemental match contributions invested in these funds in 1% multiples as they choose and may also transfer their balances daily within these funds.

         Investment Income
         -----------------

         Investment income is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997

Note 1   Description of the Plan (continued)

         Distributions
         -------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from the Company Stock Fund may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and salary conversion contributions for financial hardship reasons, as defined by the Plan.

         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years. Effective Jan. 1, 1998, participants pay a $75.00 set-up fee for each loan.

         Tax Status
         ----------

         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under
         Section 401(a) of the Internal Revenue Code.

         Company match contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997

Note 1   Description of the Plan (continued)

         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

Note 2   Significant Accounting Policies

         The accompanying Plan financial statements are presented on the accrual basis of accounting.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits with fund information. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Money market fund and short-term investments are carried at cost plus accrued interest, which approximates market value.

         A portion of the administration expenses of the Plan is paid by the Company and are not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures and interest from the controlled disbursement account maintained by State Street Bank and Trust Company and are shown as forfeitures and other in the accompanying statements of changes in net assets available for plan benefits with fund information. Plan forfeitures are used to restore accounts, pay administrative expenses, offset company matching contributions or salary conversion contributions.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997


Note 2    Significant Accounting Policies (continued)

          Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.


Note 3   Open Investment Transactions

        Information regarding the Plan's open investment transactions for investments sold on Dec. 31, 1997 and reinvested in Fidelity Funds on Jan. 2, 1998 follows:

                                              Market Value
        Plan investment funds               December 31, 1997
        -------------------------------     -----------------

        Income Fund                              $ 13,492,555
        Balanced Fund                              53,078,221
        Aggressive Fund                            82,475,667
        Stable Fund                                12,733,891
                                                 ------------
        Total open investment
          transactions                           $161,780,334
                                                 ============


Note 4   Transfers from Other Plans

         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt.

         The Plan also allows for annual diversification transfers to be made to the Plan by certain participants of The St. Paul Companies, Inc. Stock Ownership Plan (SOP). These diversification transfers are cash amounts which SOP participants elect to have invested in the Plan rather than receive as diversification distributions. Effective
         Jan. 1, 1998 the SOP diversification occured within the SOP and does not affect the Plan.

         The following is a summary of these transfers to the Plan in 1998 and 1997:
                                                 1998          1997
                                               ----------    ----------
            Rollover transfers                 $5,033,207    $6,150,759
            SOP diversification transfers          -            483,709
                                               ----------   -----------
                Total transfers from other
                  plans                        $5,033,207    $6,634,468
                                               ==========   ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                       December 31, 1998 and 1997


Note 5   Party-in-Interest Transactions

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applied. Fidelity Management Trust Company (Fidelity) and State Street Bank and Trust Company (State Street), are each a party-in-interest as defined by ERISA as a result of being trustee of the Plan. Fidelity and State Street are investing Plan assets in their short-term investment fund. The Plan also engages in transactions involving the acquisition or disposition of common stock and the short-term pool of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.


Note 6   Subsequent Event

         On April 24, 1998, the Company completed a merger with the USF&G Corporation and, effective as of the close of business Dec. 31, 1998, the USF&G Corporation Capital Accumulation Plan, with net assets of approximately $230,000,000, was merged into the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                 Schedule 1

        Item 27a-Schedule of Assets Held for Investment Purposes

                     Investments at End of Plan Year

                            December 31, 1998


                                Description of                        Current
    Identity of Issue             Investment           Cost           Value**
--------------------------    -------------------    ----------   -----------

*The St. Paul Companies, Inc.   1,953,969 no par
                                common  shares     $ 37,061,957    68,022,546

*Fidelity U.S. Bond Index       8,068,564 mutual
  Fund                           fund  shares        87,231,942    88,915,578

*Fidelity Puritan Fund          2,859,127 mutual
                                 fund  shares        55,463,244    57,382,686

*Fidelity U.S. Equity           2,929,826 pool
  Index Pool                      units              80,417,021   102,075,127

*Fidelity Blue Chip Growth      2,174,265 mutual
  Fund                            fund shares        87,681,283   109,561,232


*Fidelity Diversified           692,207 mutual
   International Fund             fund shares        11,500,257    12,265,902

*Fidelity Retirement Money      17,173,757 mutual
   Market Portfolio               fund shares        17,173,757    17,173,757

*Fidelity Equity-Income         86,644 mutual
   Fund                           fund shares         4,855,585     4,813,091

 Franklin Small Cap Growth      219,375 mutual
   Fund I                         fund shares         5,142,659     4,951,288

 Neuberger & Berman             262,065 mutual
   Genesis Fund                   fund shares         4,124,292     3,784,222

 Participant loans              6.50% to 9.50%,
                                 maximum 5 years     19,477,531    19,477,531

 Short-term investments:
  *St. Paul Short-Term Pool     5.21%, due on demand     36,241        36,241
  *Fidelity Institutional
    Cash Portfolio              5.20%, due on demand    797,494       797,494
                                                     ----------   -----------
                                                        833,735       833,735
                                                     ----------   -----------
   Total investments                               $410,968,263  $489,256,695
                                                    ===========   ===========

  *Party-in-interest
  **For ERISA reporting purposes current value is equal to market value, except for participant loans, which are equal to unpaid principal plus accrued interest.

See accompanying independent auditors' report.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                  Schedule 2

         Item 27b-Schedule of Loans or Fixed Income Obligations

                      Year Ended December 31, 1998



    Identity of               Amount received during  Unpaid
     obligor/       Original      reporting year      balance   Amount overdue**
  Description of     amount                           at end    Prin-   Int-
       loan         of loan    Principal  Interest    of year   cipal   erest
------------------   -------   ---------  --------    ------   -------- --------

Brethauer,
 William R.
 Oviedo, Florida
 Loan, 6.5%
 interest,
 due 1/26/98         $17,100    $    -      $   -    $2,859     $  308 $    1


Christiansen,
 Toni S.
 Portland, Oregon
 Loan, 9.0%
 interest,
 due 4/30/98             700          12         2      688         216    35

Colburn, Harley B.
 St. Paul, Minnesota
 Loan, 6.75%
 interest,
 due 4/30/98          10,200         767        66    2,410       1,594    72
 Loan, 8.75%
 interest,
 due 4/30/98          12,300         781       272    8,546       1,556   432

Coleman, Judy A.
 Charlotte, NC
 Loan, 6.5%
 interest,
 due 11/16/98          5,500        -          -      1,340       1,107    33
 Loan, 9.0%
 interest,
 due 1/14/00           6,300        -          -      3,550       1,358   209

Davis, Carla D.
 Indianapolis, IN
 Loan, 6.5%
 interest,
 due 11/16/98         13,700        -          -      5,276       2,758    83

Driesch, Robert D.
 Bloomington, MN
 Loan, 9.25%
 interest,
 due 6/29/00          20,000        -          -     12,940       4,306   890

Grantz, Caren
 St. Paul, Minnesota
 Loan, 9.0%
 interest,
 due 4/30/98           3,000         168        90    2,795         336   152

Schworer,
 Thomas A.
 New Brighton, MN
 Loan, 8.75%
 interest,
 due 3/10/00           1,900        -          -      1,229        484    80


**The company monitors participant loans which are in default on a monthly basis. Participants who have not separated from service and have not made a loan payment for more than one calendar quarter are deemed to have received a distribution and are issued an IRS form 1099 for the amount of the unpaid loan balance. For participants who have separated from service and have an unpaid loan, they must repay their loan in full within 60 days or their loan is defaulted and are issued an IRS form 1099 for the amount of the unpaid loan balance.

See accompanying independent auditors' report.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                  Schedule 3
              Item 27d-Schedule of Reportable Transactions**

                      Year Ended December 31, 1998





                                           Total        Total
Identity of Party     Total     Total      Dollar       Dollar
    Involved/         Number    Number     Value        Value
  Description of        of       of         of            of
      Asset          Purchases  Sales     Purchases      Sales       Net Gain
------------------   ---------  -------   ----------  ----------     ---------

*Fidelity Puritan
 Fund/ Mutual Fund
 Shares:                 220      205     $66,053,977  $10,880,475    $289,830

*Fidelity Blue Chip
 Growth Fund/
 Mutual Fund Shares:     229      206     103,845,770   17,954,078   1,789,685

*Fidelity
 Retirement
 Money Market
 Portfolio/
 Mutual Fund Shares:     213      206      29,807,888   12,551,407       -

*Fidelity U.S.
 Bond Index Fund/
 Mutual Fund Shares:     226      204      17,943,833   20,416,645     165,573

*Fidelity U.S. Equity
 Index Pool/
 Mutual Fund Shares:     226      206      11,996,970   18,989,163   2,053,539


*Party-in-interest

**No expense incurred with transactions


See accompanying independent auditors' report.

                             SIGNATURE
                            ----------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                      THE ST. PAUL COMPANIES, INC.
                            SAVINGS PLUS PLAN
                            (The Plan)



June 28, 1999                          By /s/ John P. Clifford, Jr.
                                          -------------------------
                                       John P. Clifford Jr.
                                       Vice President, Performance
                                        and Reward Systems
                                      Member of the Administrative
                                      Committee for The St. Paul
                                      Companies, Inc. Savings Plus
                                      Plan

                             EXHIBIT INDEX
                             -------------

  Exhibit
  Number                       Description
  ------                       -----------
   23                 Consent of Independent Auditors